Filed Pursuant to Rule 433
Registration No. 333-285319

CSX Corporation
PRICING TERM SHEET

October 20, 2025

$300,000,000 5.050% Notes due 2035 (the “Notes”)
Issuer:	CSX Corporation
Expected Ratings*:	A3 (Moody’s) / BBB+ (S&P) / A- (Fitch)
Security:	5.050% Notes due 2035
Size:	$300,000,000 (to become immediately fungible upon the Settlement Date with the outstanding $600,000,000 principal amount of 5.050% Notes due 2035 issued on March 10, 2025)
Maturity Date:	June 15, 2035
Coupon:	5.050%
Interest Payment Dates:	June 15 and December 15 of each year, commencing on December 15, 2025
Price to Public:	103.069% (plus accrued interest from June 15, 2025 to the Settlement Date in an aggregate amount of $5,386,666.67, assuming the Settlement Date is October 23, 2025)
Benchmark Treasury:	4.250% due August 15, 2035
Benchmark Treasury Price and Yield:	102-02; 3.993%
Spread to Benchmark Treasury:	+ 65 bps
Re-Offer Yield:	4.643%
Make-Whole Call:	T+15 bps
Par Call:	Within three months prior to the maturity date
Trade Date:	October 20, 2025
Expected Settlement Date**:	October 23, 2025 (T+3)
CUSIP / ISIN:	126408 HZ9 / US126408HZ94
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC UBS Securities LLC
Senior Co-Managers:	Barclays Capital Inc. BofA Securities, Inc. CIBC World Markets Corp. Mizuho Securities USA LLC Morgan Stanley & Co. LLC
Co-Managers:	PNC Capital Markets LLC Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the Notes will be made against payment therefor on or about October 23, 2025, which will be the third business day after the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before delivery of the Notes will be required by virtue of the fact that the Notes initially will settle in three business days (T+3) to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; J.P. Morgan Securities LLC collect at 1-212-834-4533 or UBS Securities LLC toll-free at 1-833-481-0269.

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